C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK:945
For Immediate Release August 11, 2011

Manulife Financial Corporation declares dividends

TORONTO – Manulife Financial Corporation’s Board of Directors today declared a quarterly shareholders’ dividend of $0.13 per share on the common shares of Manulife Financial Corporation (the “Company”), payable on and after September 19, 2011 to shareholders of record at the close of business on August 23, 2011.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after September 19, 2011 to shareholders of record at the close of business on August 23, 2011.

• Class A Shares Series 1 - $0.25625 per share
• Class A Shares Series 2 - $0.29063 per share
• Class A Shares Series 3 - $0.28125 per share
• Class A Shares Series 4 - $0.4125 per share
• Class 1 Shares Series 1 - $0.35 per share
• Class 1 Shares Series 3 - $0.2625 per share

In respect of the Company’s September 19, 2011 common share dividend payment date, the Board has decided that the Company will issue common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan. The price of common shares purchased with reinvested dividends will be reduced by a two (2%) per cent discount from the market price, as determined pursuant to the applicable plan.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 22 countries and territories worldwide. For more than 120 years, clients have looked to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions.   Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We provide asset management services to institutional customers worldwide as well as reinsurance solutions, specializing in life and property and casualty retrocession. Funds under management by Manulife Financial and its subsidiaries were Cdn$481 billion (US$498 billion) as at June 30, 2011. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

                                                                                                   www.manulife.com

Media inquiries: Laurie Lupton Manulife Financial 416-852-7792 laurie_lupton@manulife.com	Shareholder Relations: Terri Neville Manulife Financial 1-800-795-9767 shareholder_services@manulife.com

                                                                                                   www.manulife.com